Exhibit 99.5

Muskingum County Prosecuting Attorney’s Office in Ohio to Digitally
Transform Evidence Management with NICE Justice

The AI-powered solution will help the office address the avalanche of digital evidence, and better equip attorneys in pursuit of justice for victims

Hoboken, N.J., August 8, 2024 – NICE (Nasdaq: NICE) today announced that the Muskingum County (Ohio) Prosecuting Attorney’s Office will be deploying NICE Justice, one of the AI-powered solutions in NICE’s Evidencentral platform, to address challenges associated with growing digital evidence, which has increased twenty-fold in just the past few years. The Office is the first Prosecuting Attorney’s Office in Ohio to invest in NICE technology to digitally transform evidence intake, analysis and discovery, to better equip attorneys in their pursuit of justice for victims.

The cloud-based NICE Justice solution digitally transforms how prosecutors’ offices manage discovery, receive and share digital evidence, and create their work product and trial exhibits. Freed from dealing with discs, drives, emails and logging into multiple systems to manually manage and prepare evidence, with NICE’s solutions attorneys and staff can focus on building and presenting compelling cases. NICE Justice features built-in AI and automation capabilities for managing digital evidence that include automated case building, face/object detection, video and audio transcription and translation, optical character recognition (OCR), analytics, and finding evidence and case connections.

Chris Wooten, Executive Vice President, NICE, said, “Forward-thinking prosecutor’s offices and criminal justice agencies around the world, now including Ohio’s Muskingum County Prosecuting Attorney’s Office, are digitally transforming with NICE Justice, and freeing staff from the manual work of managing digital evidence so they can successfully prosecute cases.”

Muskingum County Prosecutor Ron Welch, said, “The Muskingum County Prosecutor’s Office is committed to making the community safer by holding criminals accountable, protecting the innocent, and bringing justice to victims of crime. Digital evidence is essential to our mission. NICE Justice’s multi-faceted approach to digital transformation will help us recoup time that would otherwise be lost to collecting and managing digital evidence, so our assistant prosecutors can focus all of their time and talents on prosecuting cases. NICE Justice is going to better equip our office to obtain justice for victims.”

As a full-service prosecutor’s office, the Muskingum County (Ohio) Prosecuting Attorney’s Office handles several thousand cases annually. The quantity of digital evidence associated with cases has steadily increased, with cell phone downloads, surveillance video, doorbell cameras and body-worn video. In a matter of two years, the digital evidence maintained by the office has increased from two terabytes to forty-five terabytes.

The Office receives evidence in a myriad of ways, from nine law enforcement agencies, including the Ohio State Patrol. NICE Justice will streamline evidence intake by providing a single portal through which all agencies can upload digital evidence. Once uploaded, evidence is automatically deposited into digital case folders in the cloud and immediately available for viewing. Additionally, attorneys are automatically notified any time new evidence is received. They can also share discovery with the defense through a trackable, digital process.

NICE Justice also features evidence analysis tools to jumpstart the trial preparation process, including built-in software for transcription, redaction, and video clip and timeline creation. “People are chronological information gatherers; they want to know what happened first, and what happened next,” explained Prosecutor Welch. “When you have a multifaceted investigation, you may have different pieces of information that tell that story of what happened. Being able to use NICE Justice to put digital evidence in chronological order, and provide accurate transcriptions, will greatly enhance a jury’s understanding so we can present an effective case.”

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Muskingum County Prosecutor's Office
Under the leadership of Muskingum County Prosecutor Ron Welch, the Muskingum County Prosecutor's Office is committed to justice for all citizens of Muskingum County, Ohio. The Office ensures justice and provides for the safety of the community by holding the guilty accountable, protecting the innocent, and preserving the dignity of victims and their families, while maintaining the highest ethical standards. The Muskingum County Prosecutor’s Office also promotes good, efficient government through effective representation of other county offices and efficient use of resources. More info at www.muskingumprosecutor.org.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.